December 4, 2009

By U.S. Mail and Facsimile to: (708) 865-0405

Ms. JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160

      Re: **Midwest Banc Holdings, Inc.**
                Form S-4/A filed December 3, 2009, File No. 333-160985
                Schedule TO-I filed December 3, 2009, File No. 005-55861
                Definitive Proxy Statement (Depositary Shares Proxy Statement)
                    filed December 3, 2009, File No. 001-13735
                Definitive Proxy Statement (Common Stock Proxy Statement)
                    filed December 3, 2009, File No. 001-13735

Dear Ms. Sannasardo Lilek:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I and Form S-4

1. The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the "Subject to Completion" language from the cover page of your prospectus. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2) on our website www.sec.gov for further guidance.

2. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website www.sec.gov for more information. Please confirm to us that Midwest Banc Holdings, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

* * *

Closing Comments

      As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to Melissa Duru of the Office of Mergers and Acquisitions at (202) 551-3757, Eric Envall at (202) 551-3234 or to me at (202) 551-3464.

Sincerely,

Kathryn S. McHale

cc: John Blatchford
       Vedder Price P.C.
       222 N. LaSalle Street, Suite 2600
       Chicago, Illinois 60601
       Facsimile (312) 609-5005

       Timothy Sullivan
       Hinshaw & Culbertson, LLP
       222 N. LaSalle Street, Suite 300
       Chicago, Illinois 60601
       Facsimile (312) 704-3001